

Mail Stop 3628

November 23, 2010

Via Facsimile at (212) 309-1100 and U.S. Mail

Stephen F. Arcano, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036

> **Re: Validus Holdings, Ltd.**
> **Schedule TO-I**
> **File No. 5-83027**
> **Filed November 8, 2010**

Dear Mr. Arcano:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. You refer to the class of securities that are subject to the offer as the "Shares" but this group apparently includes both voting and nonvoting common. Tell us why this is a single class of securities. We may have further comments.

2. In your response letter, provide more facts to explain why the transactions subject to the repurchase agreements with the named funds are not prohibited by Rule 14e-5.

3. Where appropriate in your disclosure document, explain why you entered into separate repurchase agreements with the named funds, versus allowing them to participate in a larger offer on the same terms as other shareholders.

Important, page 3 and Miscellaneous, page 33

4. We note your disclosure, in the notes on page three of your document and in the Miscellaneous section at the end of the document, that the Offer "will not be made to (nor will tenders be accepted from or on behalf of)" holders residing in a jurisdiction where you cannot comply with that jurisdiction's applicable law. Please confirm in your response letter that you are referring only to excluding target security holders in a U.S. state pursuant to Rule 13e-4(f)(9)(ii). Otherwise, note that the all-holders provision in Exchange Act Rule 13e-4(f)(8) applies equally to U.S. as well as non-U.S. holders. Refer to the interpretive guidance in section II.G.1. of SEC Release 33-8957. Accordingly, please explain the reasons for any exclusion of participants residing outside of the U.S. or advise as to how the Company is complying with the all-holders provision in Rule 13e-4(f)(8) with respect to such non U.S. holders.

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Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the Company and its management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the Company acknowledging that:

·   the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3263.

Sincerely,

Christina Chalk
Senior Special Counsel
Office of Mergers
  and Acquisitions